Mail Stop 3561

August 13, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Mark M. Jacobs
President and Chief Executive Officer
RRI Energy, Inc.
1000 Main Street
Houston, Texas  77002

> **Re:    RRI Energy, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, and April 30, 2009**
> **File No. 1-16455**

Dear Mr. Jacobs:

     We have completed our review of your filings and have no further comments at this time.

Sincerely,

Mara Ransom
Legal Branch Chief